Sibling Entertainment Group, Inc.

511 West 25th Street, 503 New York, NY 10001

Tel: (212) 414-9600 ? Fax (212) 924-9183

June 16, 2006 by EDGAR

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

RE: Response to SEC Review Letter dated May 11, 2006.

Dear Mr. Humphrey,

Please find attached our responses to each of your respective comments contained in your letter dated May 11, 2006 regarding the Form 10-KSB for the year ended June 30, 2005 and Form 10-QSB for the quarter ended September 30, 2005 for Sibling Entertainment Group, Inc.

* * * * * * * * * *

Form l0-KSB for the Year Ended June 30, 2005

Note 3 – Related Party Transaction, page F-11

1.

We note from your response to our previous comment 7 that OATS closed in October, 2005, and that no entity for the Broadway production has yet been formed. Although you expect to be a part of such entity should it be formed, it is unclear how you have performed the required impairment test under SFAS 144 as the closing of OATS in the second quarter of fiscal 2006 should be considered an indication impairment might exist. Specifically, it is unclear how you have estimated future undiscounted cash flows if no entity for the future Broadway production had been formed. As such, please provide us with a brief summary of the results of the required impairment test. This summary should include the assumptions used and how such assumptions were derived. Your financial statements and related disclosure should be revised to include a discussion of the testing process and the financial statement impact of such impairment test at the date the test should have taken place.

We believe that the carrying amount of the long-lived asset is fully recoverable and that the asset has not been impaired. Our impairment analysis is based on several facts: First, the entities for the Broadway production have been formed, but not fully capitalized and is in development for a possible opening in 2007-2008 theater season. On November 23, 2005, IT’S ALL MUSIC L.P. was formed as the production (operations) company, and LOVE AND LIVE ON LLC was formed to be the General Partner of IT’S ALL MUSIC LP. To better organize our operations, we formed SIBLING THEATRICALS, INC. on June 9, 2006, which will be our division for live-stage theatrical operations. It will be one of several managing members of LOVE AND LIVE ON LLC. So, we are progressing on a, legal, and organization front with newly formed corporate entities based on legal arrangements.

Secondly, and more importantly, we continue to proceed in the normal steps associated with the development of a new musical for Broadway. We continue to incur expenses towards the Broadway production and are involved in operational meetings regarding the script, authors, talent agents and general management of the upcoming Broadway production and other daily functions.

Thirdly, we will be reimbursed for all expenses we have incurred from the capitalization of the Broadway production. In other words, our reimbursement of expenses is not contingent on the opening or success of the Broadway production.

There are also several assumptions regarding the Off-Broadway production of OATS which we would like to clarify. First, the Off-Broadway production was run as a test-market production with the preconceived notion that the show would be taken to Broadway after the Off-Broadway run. Its closing was not an indication of its viability. The Off-Broadway run was to provide a test market for audience and critics at a lower cost and risk prior to mounting a full scale production. The development production company that originated OATS received beneficial incentives from the future Broadway entities.

Secondly, the Off-Broadway production was officially and publicly announced to have a limited run of 7 ½ weeks. Its run was extended to a total of just over 10 weeks, a fortunate event for us and for audiences.

It is common industry practice when moving a theatrical production from Off-Broadway to Broadway that the Off-Broadway production entity is closed out prior to formation of the Broadway production entity. Our Off-Broadway production was originally scheduled as a limited run. Although the Broadway entities have now been formed, there is normally a period that exists when the value of the asset(s), profits, losses or expenses from the Off-Broadway production including amounts due to various parties, and the delivery of those profits or reimbursement of expenses is reasonably expected despite the lack of capitalization of the entity that is to distribute those monies. Further, some of our advances (assets) are associated with and were incurred after the Off-Broadway production towards the Broadway production entities.

SFAS 144 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We have reviewed the specific indicators provided in SFAS 144 as follows:

a. A significant decrease in the market price of a long-lived asset (asset group).

As the assets of concern here are intangible assets (cash expenditures to be reimbursed), rather than physical assets, there is no difference between the carrying value and fair value. Further, as we are successfully progressing towards the Broadway production, we believe the risk of any bad debt becomes more unlikely, and the age of these receivables is not unreasonable.

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

Because the assets of concern are our rights to and participation in the production of OATS, the asset has not yet changed or been used, as explained above.

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

Given the progress and assumptions provided in the paragraphs above, we do not believe there have been and changes in legal factors or in the business climate that should be considered adverse. We have not included any costs that would not be reimbursable.

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

All costs incurred by the Company were expected and the Company agreed to incur those costs on behalf of the production entity under the mutual agreement that all costs incurred by the Company for the Off-Broadway production shall be reimbursed by the Broadway production entity upon formation and capitalization, and the Broadway productions has contractual right to be repaid, or at the option of the investor, to transfer the Off-Broadway investment into the Broadway investment for a premium. We don’t believe any costs have been incurred in excess of any parties’ expectation.

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

While the Off-Broadway production closed with net losses, the reimbursement of expenses from the On-Broadway production entity is not dependent upon profits but upon capitalization of the On-Broadway production. Therefore, the Company will be reimbursed in full prior to the opening of the actual On-Broadway production and shall receive monies due to it regardless of the revenues or income of the actual production. In addition, regardless of whether the Broadway production is formed or capitalized, the Off-Broadway production also retains certain licensing rights and participation in royalties from world-wide right and these rights can outweigh the value of profits achievable on Broadway. Some shows close on Broadway at a loss only to recoup several times over, and is a reason why investment are sought in the “original” productions. Given this and information provided in preceding paragraphs, we believe that the asset will be fully recoverable.

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We can not sell our assets (receivables) to another party so there is no expectation of a sale. Regarding any disposition of the asset, our above discussions should indicate that we do not see any reasonable disposal in the near term.

Further, SFAS 144 states that an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Given the description of the assets of concern, we do not believe there is a difference between the carrying value and the fair value of the cash amount due from another party.

SFAS 121 states that if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. We fully anticipate that expected future cash flows (the capitalization of the Broadway production) allowing our reimbursement shall come subsequent to the formation of the necessary entities, from third party investors that provided front monies to replace development costs included by producers.

2.

Further, you appear to have no consistent and rational policy for assessing the impairment of your options, investments and related receivables. Your current methodology appears to consist of retaining the intangible assets at its full value for indefinite periods of time and regardless of the experience history of the associated production. If our understanding is correct, your policy does not appear to comply with GAAP. As a related matter, provide objectivity verifiable support for your apparent conclusion that the $2,500 investment in Newsical the Musical is fully recoverable. The direct write-off method (i.e. the assumption that impairment can only be determined or estimated upon receipt of the “final accounting”) is not consistent with GAAP. We assume that, in addition to your write-off of the $3,750 in production loans associate with that show, you have not yet received cash payment of the $20,000 theater operating expense loan from DCT. If our assumption is not correct, please advise.

Management periodically reviews all options, investments and related receivables for impairment. Until such point that management believes the asset warrants impairment or upon meeting GAAP requirements for asset impairment (whichever comes first), the Company retains these assets at their full value. Those assets that continue to be carried at their full value are fully expected to be collected in their entirety and have not tested positive under the impairment test recommended under SFAS 144. It is our policy to recognize partial or full impairment of assets as soon as they become so.

Because of the long but standard time frame between incurring and being reimbursed for theatrical development costs, it is our policy to retain the full value of these assets until either an event occurs that would impair the value of those assets or impair our ability to collect those receivables (or a portion thereof), or the age of those receivables and/or expenses becomes unreasonable when measured with theatrical industry comparisons and standards.

Since our last letter to the SEC dated May 11, 2006, we have received notice that Newsical the Musical (“Newsical”) has settled its accounts with the Company and that we will receive from Newsical $3,250. Therefore, our $2,500 is fully recoverable, plus an additional amount previously written off. As we expected to collect on these expenses since the closing of the show, and since we did receive more than 100% of what we ultimately retained on the books, we believe that we have treated such reimbursable costs appropriately, and perhaps even conservatively. We have maintained weekly correspondence with the parties handling the settlement of Newsical since its close in order to be always up to date on its status and in order to have reasonable assurance that no events exist that would cause the asset to be impaired.

Please note that the Company has written off several “reimbursable expenses” over the past 12 months and has agreed with prior SEC comments to write down the value of its investment in Sibling Entertainment, Inc. (“SEI”). However, management continues to stand by its treatment of the carrying value of the assets of concern here until such time that the Company determines that the asset is impaired, worthless, or abandoned.

Our policy towards DCT and receivables from it, we do not believe any events have occurred that will impair our ability to collect 100% of the value of our assets. Since our last letter to you, dated May 11, 2006, we have started to receive some of our older receivables from DCT. On May 12, 2006, the Company received from DCT $26,400 to settle all outstanding consulting fee payments due to the Company from January 1, 2005 through June 30, 2005. Various portions of the $26,400 due from related parties (DCT) were over 12 months old (a long-lived asset). However, the Company continued to carry the value of those receivables at full value because management’s assessment led the Company to believe that the collection of those assets was fully expected from DCT’s future cash flows. As with Newsical, the Company maintains a daily dialog with DCT and has an incredibly accurate, current picture of DCT’s operations, status and its ability to repay all amounts in the future. Regarding the $20,000 theater operating expense loan to DCT, the Company expects to receive repayment of this loan in full and does not believe there is any risk of non-payment from DCT that would warrant an impairment. As a related party, the Company continues to monitor the financial stability of DCT and its operations. We will re-evaluate the aging of the receivables and shall move any receivable due from DCT to long-term assets as appropriate.

Therefore, we believe that there is a consistent and rational method towards valuing our long-lived assets and how they are classified on our financial statements.

3.

You appear to have capitalized certain “reimbursable” costs, even in the apparent absence of any contractual right to be reimbursed by an identifiable entity that currently exists and that can demonstrate adequate financing with which to do so. Please identify and explain your specific basis in GAAP for this accounting treatment. We may have further comments upon review of your response.

It is not typical for an entertainment company to form a subsidiary prematurely prior to signing and payment of options and preliminary development work. We have capitalized certain production costs associated with shows we are producing in accordance with SOP 00-2 (“Accounting by Producers of Distributors of films”). Since there is no specific accounting guidance for theatrical producers, and since the operations, costs and revenues are incurred in an extremely similar manner, we felt that SOP 00-2 provides the most accurate guidance for the Company. SOP 00-2 states that “an entity should amortize film costs...” and that “an entity should begin amortization of capitalized film costs and accrual (expensing) of participation costs when a film is released and it begins to recognize revenue from that film”. Further, the Company has now formed subsidiaries to finance the new show (product) from which the Company as the producers are allowed to be repaid.

In particular, we look toward FAS 139 for guidance as to the rules that govern the capitalization or expense of costs associated with productions. FAS 139 replaced FASB Statement No. 53, Financial Reporting by Producers and Distrubtors of Motion Pictures Films. FAS 139 is followed with respect to our film projects and although not specifically identified for theatrical producers, we seek to use its guidance with respect to the development, capitalization and expense of theatrical productions based upon the strength of similarities between both industries.

We also look towards the guidance under ACC Section 10,800 “Statement of Position 00-2 Accounting by Producers or Distributors of Films which requires the capitalization of various costs associate with the development and exploitation of a production and subsequent amortization and write-downs, if any of an asset.

The Company signed an agreement with Newsical the Musical as a “co-producer” and “general partner” of the show. General partners and co-producers of theatrical productions are expected to incur costs on behalf of the production with the assurance that those costs are reimbursable. The Company signed an agreement with SEI to purchase stock in SEI on a quarterly basis. The Company sign loan agreements with DCT every time a loan is made between companies and signed a contract and subsequent amendments for all consulting fees and as previously stated are considered good loans.

Amounts due from Sibling Pictures, Inc. (“SPI”) for expenses the Company paid on its behalf, for film fundraising activities, were incurred as development or “start-up” costs for SPI prior to its establishment of a bank account. This scenario is quite common for such circumstances. Reel Love Productions, Inc. (“RLP”), a subsidiary of the Company, also has signed agreements with the authors of the independent film “Reel Love”, to pay the authors’ company, Greedy Falcon Productions, periodic payments to option the exclusive rights to produce the film in the future. The films are proceeding in their development.

Note 5 – Investment in Related Company Stock, page F-12

4.

Refer to your response to our prior comment 10. In view of the relative significance of your investment in SEI, please provide the disclosures specified in Item 310 (b)(2)(iii) of Regulation S-B and the disclosures required under paragraph 20 of APB 18 in your revised filing. We refer, in particular, to Items (a) and (d) thereunder, including footnote 13 to Item (a). Finally, please disclose, in dollar or percentage terms, the assets, liabilities and revenues that resulted from transactions with SEI and from transactions with DCT.

In accordance with Item (a) of paragraph 20 of APB 18, we shall include in our June 30, 2005 amended 10K-SB the following revised footnote:

INVESTMENT IN RELATED COMPANY STOCK

On October 15, 2004, the Company signed an agreement with SEI whereby the Company would be allowed to acquire a maximum of 700,000 shares of common stock in SEI over a six month period (“Investment Period”) at the rate of $0.50 per share. Under the agreement, stock certificates will be issued at the end of each calendar quarter rounded to the nearest $10,000, or 20,000 Shares. There is no minimum amount required to be invested. The Company may advance and make payment at any amount during any time during the Investment Period. On April 14, 2005, the Company signed an agreement to extend this agreement for an additional 6 months. As of June 30, 2005, the Company had invested an aggregate of $300,000 and received 600,000 shares of common stock at $0.50 per share. As of June 30, 2005 SEGI held a 3.4% interest in SEI. We have recorded the value of our stock in SEI at fair value, or the same value that SEI has sold stock to third party investors at arms length. SEI continues to sell stock to third party investors at the same value at which we purchase stock, $0.50 per share. The Company does not hold stock in any other companies other than SEI.

Regarding Item (d) of paragraph 20 of APB 18, we believe that the losses on our investment in SEI are not material in relation to the financial position or results of operations of the Company. The table that follows provides a breakdown of the loss as a percentage of our total assets and as a percentage of our operating results for each quarter in which we recognized a loss on our investment in SEI:

Quarter Ending	SEGI % of Equity Losses	SEGI Total Assets	SEGI Net Losses	SEGI Equity Losses as % of Total Assets	SEGI Equity Losses as % of Net Losses
12/31/2004	$(33.30)	$331,198	$(142,583)	-0.01%	0.02%
3/31/2005	$(2,354.62)	$377,912	$(41,143)	-0.62%	5.72%
6/30/2005	$(1,965.52)	$417,944	$(297,437)	-0.47%	0.66%
9/30/2005	$(1,184.38)	$631,484	$(170,632)	-0.19%	0.69%
12/31/2005	$(503.46)	$739,781	$(183,649)	-0.07%	0.27%

Based on the above calculations, the loss on investment in each quarter is less than 1% of total assets for each respective quarter and less than 1% of operating results for each respective quarter with the exception of the quarter ended 3/31/05. As the operations and resulting expenses of SEI continue to decrease and

Regarding your other comment in the above question #4, concerning Item 310 (b)(2)(iii) of Regulation S-B, only Sibling Entertainment, Inc. holds an equity investment that represents 20% or more of our consolidated assets, equity or income from continuing operations, and we shall provide the required information regarding Sibling Entertainment, Inc. in our amended filings.

5.

Refer to the schedule on exhibit A. Between 12/31/04 and 3/31/2006, it appears that SEI sold just 99,000 shares to investors other than SEGI. These 99,000 shares were sold during the quarter ended 3/31/2005. Please confirm and indicate whether the purchasers of these shares were related parties or significant shareholders of SEI.

The amount of shares sold to third parties was not 99,000 shares, but 100,000 shares sold during the quarter ending 3/31/2005. The purchaser was one shareholder that purchased his shares at the same rate established between SEI and SEGI. This shareholder is a major shareholder and an accredited investor, but is not an officer or director. The lack of significant sales to third parties can be attributed to investors’ interest in SEGI over SEI. In addition, an aggregate of 40,000 shares should be added to our June 30, 2005 total shares issued and outstanding due to the following: We had issued for stock the purchase of a limited partnership interest in a show at $1.00/share (we discounted the investment by 50%) and we also issued 30,000 shares for services rendered by a consultant. As such, please refer to the revised schedule below:

Sibling Entertainment, Inc.
Date	# Shares
12/31/2004	17,284,574
3/31/2005	17,543,574
6/30/2005	17,644,574
9/30/2005	17,744,574
12/31/2005	17,744,574
3/31/2006	17,744,574

Note 6 – Investment in Options and Rights, page F-13

6.

Refer to our previous comment 11 from our letter dated March 24, 2006 and to response 19 of your previous letter date March 7, 2006. Please explain to us why you have used a beginning balance as of July 1, 2006 of $2,500 in you response to our comment 11 (March 24, 2006) when your response to our previous comment 19 as well as your balance sheet date June 30, 2006 indicates a balance of $23,500 as of July 1, 2005 (or most recent quarterly or annual period, as appropriate), show any additions or subtractions with footnoted explanations, and come to an ending balance that agrees with the amount as presented on your balance sheet date for the current period.

First, we assume you meant in your above inquiry to refer to our beginning balance as of July 1, 2005, not 2006, and the balance sheet date June 30, 2005, not 2006. We shall answer your questions under this assumption.

The difference you refer to between $2,500 and $23,500 was due to an error in our response to you in our prior letter to you dated April 1, 2006. We did not include in our schedule under your previous comment 10 the Options Purchased by our subsidiaries. Reel Love Productions, Inc. (“RLP”), a subsidiary of SEGI, holds options purchased of $21,000 as of June 30, 2005. To clarify that our books have not changed from our filed financial statements, please see the following schedule of Options Purchased as of July 1, 2005.

Type	Date	Name	Memo	Debit	Credit	Balance
Options Purchased

Check	06/13/2005	Red Hat Society	option for right to Red Hat Musical	2,500		2,500

GL JE	06/30/2005	Sibling Entertainment Group, Inc.	option for film "Reel Love"	3,000		5,500

GL JE	06/30/2005	Sibling Entertainment, Inc.	option for film "Reel Love"	18,000		23,500

BALANCE AS OF JULY 1, 2005						23,500

Check	07/08/2005	Sibling Entertainment, Inc.	right to purchase DCT Real Estate	20,000		43,500
Check	07/28/2005	Denver Civic Theatre	option to puchase DCT	15,000		58,500

Total Options Purchased				58,500	0	58,500

TOTAL				58,500	0	58,500

Form 10-QSB for the Quarterly Period Ended September 30, 2005

7.

Refer to our previous comment 14. Supplementally explain to us the basis for your conclusion that the entire receivable from DCT should be considered a current asset. Your explanation should include when you expect to receive the outstanding amounts from DCT. Similar disclosures should be provided in you revised filings.

As of September 30, 2005, the Company recognized an aggregate amount of $51,250 due from related parties. 100% of this balance was due from DCT. The balance was made up of amounts due to the Company from 10/30/04 through 9/30/05. Thus, the entire balance was less than 12 months old at September 30, 2005. Therefore, we believe that it is reasonable that the full amount be classified as a current asset as of September 30, 2005. As of the date of the filing of this letter, DCT has paid all amounts due to the Company up through June 30, 2005. We expect to receive the outstanding amounts due from DCT in periodic installments over the course of the next year. We shall make such disclosure in our revised filings.

8.

Refer to our previous comment 16. Please clarify here and in your revised filing, if true, that you and your officers and directors have no prior related party relationships, affiliations or other business dealings with “Greedy Falcon Productions.” Alternatively please describe and quantify any prior relationships or activities. Please also clarify whether Greedy Falcon Productions is the name or alias of an individual or whether it is a business or a similar entity.

There is no related party relationship between the Company, its officers, its directors and “Greedy Falcon Productions”. We have had no prior related party relationships, affiliations or other business dealings with “Greedy Falcon Productions.” Greedy Falcon Productions is not the name or alias of an individual. It is the entity that was formed, and owned, by the 2 authors (writing team) of the script (for the independent film) “Reel Love”. The authors are not related parties to the Company as individuals nor are they related or affiliated with the Company or its officers and directors in any way. Authors frequently own there own production companies that posses the rights to the author’s scripts.

If you have any additional questions and comments, please do not hesitate to contact us.

Sincerely,

/s/ Jay Cardwell

James S. Cardwell, CFO

cc	Mitchell Maxwell, President
Victoria Maxwell, Vice President
Richard Bernstein, Director
Joseph Sierchio, Esq., Legal Counsel